Corporate Offices
Cray Business Plaza
100 Commercial St., P.O. Box 130
Atchison, Kansas 66002-0130
913.367.1480 • 913.367.0192 (fax)
www.mgpingredients.com

April 15, 2008

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Washington, DC 20549-0405

Re:          MGP Ingredients, Inc.

Dear Ms. Parker:

This is in response to your letter of March 26, 2008 in respect to our annual report on Form 10-K for the fiscal year ended July 1, 2007 and our quarterly report on Form 10-Q for the period ended December 31, 2007.  We are keying our responses to your comments, which we have underlined.  We hope this letter adequately addresses your questions.

Form 10-K for the year ended July 1, 2007

Revenue, page 51

1.     We note from your revised disclosure that the amounts included in your deferred revenue caption relate to amounts received from the USDA Grant from your response to prior comment number 8.  However, it appears that you recognize such amounts as other operating income in your consolidated statements of income once earned.  If this is correct, such amounts do not represent deferred revenues and your balance sheet caption should be revised to more accurately reflect your liability.  In addition, please revise your disclosure to clarify that amounts earned from the USDA grant are recorded in other operating income.

We included amounts recognized from the USDA in cost  of sales to offset the related deprecation expense that resulted from the expenditure of  the USDA funds.  Following a review of such transactions, we concluded that it would be more appropriate to recognize them in this manner.

In future filings, we will re-title the liability related to the USDA grant as “deferred credit” and will revise our disclosure to clarify that amounts earned from the USDA grant are recorded in cost of sales.

Note 3.  Long-term Debt

4.90% Industrial Revenue Bond Obligation, page 55

2.     Your response to prior comment number 9 states that you have the enforceable right to offset the bonds held against the capital lease and you intend to set off.  Please address the following additional comments with respect to this transaction:

•      Please explain whether you plan to offset the asset and liability when the bonds mature or at an earlier date.  Explain whether you have the enforceable right to set off prior to the maturation of the bonds.

Our lease provides that if we acquire the bonds (which we have), we may present them at any time to the Trustee for cancellation, upon which our obligation to pay basic rent will likewise be cancelled.  We may do this at any time, but do not plan to do so prior to the maturity date of the bonds.

•      Clarify how you determined that your liability to the lessor under the capital lease obligation is unconditional as contemplated by paragraph 15 of FIN 39.  In this respect, explain whether the lessor has to perform under the terms of the lease in order to receive lease payments.

We determined that the liability to the lessor under the capital lease was unconditional because the interest rate (and therefore the related cash flow stream) is fixed with no other factors to modify the cash flow stream.  The lessor, the City of Atchison, has no performance obligations under the lease.

•      Explain whether there will be an impact to your statement of financial position once you set off.   As part of your response, explain whether you will reacquire the office building and technical center from the City of Atchison, Kansas when the amounts are set off.

There will be no impact to our statement of financial position upon set off.  The dollar amounts related to the receivable (bonds) and the liability (capital lease) are identical.  Upon setoff,  we will acquire title to the office building and technical center from the City of Atchison, Kansas by surrendering the bonds and paying the Issuer $100 plus expenses incident to surrender of the bonds pursuant to the lease agreement.

•      Explain whether the proceeds you received from the $7 million revolving credit facility are related to this transaction.  Explain how you have or plan to use the proceeds received from the revolving credit facility.

The proceeds received from the revolving credit facility are not related to this transaction.  Amounts outstanding at July 1, 2007 were used to fund working capital needs, primarily during the fourth quarter.

We maintain that the economic substance of the transaction does not require the recognition of an asset or an obligation, and to do so would be misleading to the readers of our financial statements.  Although our initial response only focused on the provisions of FIN 39, we believe our position is further supported by the FASB Concept Statements.

To illustrate, we provide the following overview of the transaction to be considered in evaluating the recognition of the transactions in the financial statements based on the guidance provided in the Concept Statements in addition to the guidance provided by FIN 39 described above:

•      We constructed our new technical innovation center and corporate headquarter office with internally generated cash flows.

•      At the conclusion of the construction project and solely to obtain a10 year property tax abatement, we entered into a transaction with the city of Atchison, Kansas.  The city issued $7 million of industrial revenue bonds, the proceeds which we received in exchange for entering into a 10 year lease agreement with the city.  The lease contained an option to acquire title to the technical center and office building for $100 at the completion of the lease term.

•      Simultaneous with the issuance of the industrial revenue bonds, we repurchased the $7 million industrial revenue bonds with the intent to hold the bonds until maturity.

•      The debt service payments made under the lease mirrors the payments received on the industrial revenue bonds.

•      The city of Atchison has no performance obligations under the lease.

The economic substance of this transaction is the receipt of a property tax abatement for a 10-year period.  The legal form that the transaction took was solely to derive the benefit of the property tax abatement.

Financial Accounting Concepts No. 6 Elements of Financial Statements (“CON 6”), paragraph 26 states that an asset possesses certain essential characteristics, one of which is that “it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows” (Statement of Financial Accounting Concepts No. 6, paragraph 26).  CON 6, paragraph 35 defines a liability as a “probable future sacrifice of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”(Statement of Financial Accounting Concepts No. 6, paragraph 35).

Because we, through our lease payments, are the obligor on the bonds that we hold, we concluded that they do not meet the definition of an asset since they possess no “capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows” .  Additionally, we concluded that since we do own all of the outstanding bonds, the debt service for which is provided by our lease payments,  our lease obligation does not meet the definition of a liability since we have no obligation to transfer assets or provide services to other entities in the future.  Accordingly, it is our conclusion that to record the bonds as an asset and the lease obligation as a liability would be fundamentally misleading to the user of the financial statements.

3.     Please clarify how you applied the sale-leaseback provisions of paragraphs 32 through 34 of SFAS 13 and SFAS 98 when accounting for your sale-leaseback transaction with City of Atchison, Kansas.  In addition, tell us which of the criteria in paragraph 7 this lease met in order to classify the lease as capital.

The amount of proceeds related to the bond issue was equal to all costs that we incurred for construction of the office building and technical center.  Accordingly, there was no profit to be recognized on the sale-leaseback as transacted for purposes of facilitating the property tax abatement.  The lease has been classified as a capital lease because the lease agreement stipulates a bargain purchase price of $100 at conclusion of the lease.

4.     Please revise your Off Balance Sheet Obligations disclosure within your Management’s Discussion and Analysis discussion to include the disclosure required by Item 303(a)(4)(i) of Item S-K for your industrial revenue bond obligation in future filings.

Although we do not believe Item 303(a)(4)(i) requires such disclosure under the circumstances , we will revise our discussion of Off Balance Sheet Obligations within Management’s Discussion and Analysis to include the following:

On December 28, 2006, we engaged in an industrial revenue bond transaction with the City of Atchison, Kansas in order to receive ten years real property tax abatement on our newly constructed office building and technical center in Atchison, Kansas. At the time of this transaction, the facilities were substantially completed and had been financed with internally generated cash flow.  Pursuant to this transaction, the City issued $7.0 million principal amount of its industrial revenue bonds to us and then used the proceeds to purchase the office building and technical center from us.  The City then leased the facilities back to us under a capital lease the terms of which provide for the payment of basic rent in an amount sufficient to pay principal and interest on the bonds.  Our obligation to pay rent under the lease is in the same amount and due on the same date as the City’s obligation to pay debt service on the bonds which we hold. The lease permits us to present the bonds at any time for cancellation, upon which our obligation to pay basic rent would be cancelled.  We do not intend to do this until their maturity date in 2016, at which time we may elect to purchase the facilities for $100.  Because we hold all outstanding bonds, management considers the debt de-facto cancelled and, accordingly, no amount for our obligations under the capital lease are reflected on our balance sheet.  In connection with this transaction, we agreed to pay the city an administrative fee of $50,000, which is payable over 10 years.  If we were to present the bonds for cancellation prior to maturity, the $50,000 fee would be accelerated.

Note 10.  Operating Segments, page 66

5.     We note your response to our prior comment 10 and your conclusion that no asset impairment is necessary for your Ingredient or Other segments.  We also note from Note 5 in your Form 10-Q for the quarterly period ended December 31, 2007 that your Other segment continues to incur losses.  Tell us in more detail what factors and assumptions you have considered in your future projections of cash flows for this segment that led to your conclusion no impairment is necessary.  Please clarify how the loss of the major customer impacted your future cash flows from this segment.  Explain how you determined that you will be able to operate profitably from this segment without this major customer.  Clarify whether you added additional pet products and plants based biopolymers customers which will offset the loss the cash flows from the major customer.

As previously reported, our last sale to our major customer occurred in the fourth quarter of fiscal 2006. Since the beginning of fiscal 2007, sales of the Other Segment have ranged from $1,226,000 to $1,720,000 a quarter, and averaged $1,440,000 per quarter.  In our most recent quarter ended December 30, 2007, sales of the Other Segment were $1,509,000, of which $1,170,000 were from our pet treat resins.  Most of the recent sales improvement in our Other Segment has come from increased sales of our biopolymers, with average monthly sales volume for the second half of fiscal 2008 improving by nearly 150% over the first half of fiscal 2008.   Accordingly, our impairment analysis has focused primarily on the pet treat portion of our Other Segment.

In March 2007, we developed a five year consolidated earnings projection for the purpose of strategic planning. During and following the time frame that we lost sales from our major pet treat customer, we entered into three other supply contracts with other manufacturers of pet treats. We experienced a 27% increase in pet treat sales primarily from these customers in the third quarter of fiscal 2007 and, based upon these trends, we expected sales to continue to grow.  Furthermore. our plan included assumptions about the needs of these customers in light of projected trends in their product development, the costs of substitute products and overall sales trends, as well as expected target volume levels included within our supply contracts which we based our strategic plan on. We also made assumptions about cost of sales, with the primary focus being on raw material costs, which represent 70% of our cost of sales and are subject to a high degree of volatility.  We developed projections of costs of wheat, other commodities and natural gas based upon historical trends, outside public information and guidance from outside professional consultants.  Other assumptions regarding other items included within cost of sales were developed based upon known facts and circumstances. We assumed that commodity prices over the first year of our plan would approximate then existing future prices.  We then assumed an average price over the remainder of the plan of $5.40 per bushel for wheat.   We assumed over the 5 year plan that natural gas costs would approximate on average $6.49 per mcf.

We revisited and revised our projections in June 2007, primarily to reflect changes in commodity prices and product mix. Our revisions also took into account expectations about future business with an existing biopolymer customer with whom we were then negotiating for pet treat resin business. Our asset impairment assessment at fiscal year end was based on these revised projections.  Under both sets of projections, we anticipated that if we achieved only 10% of our plan, we would generate sufficient cash flow by the end of 2010 to recover the cost of property, plant and equipment invested in our Other segment.  Based on our other assumptions, this level of achievement required annual segment sales of approximately $5.8 million by the end of fiscal 2010.

At June 2007 we remained generally optimistic about the consumer economy as a whole and the pet industry in particular, and did not anticipate an economic downturn.  Furthermore, we had two R&D technicians who were spending the majority of their time on pet treat resin development. We expected these R&D activities to produce new products that would enhance sales in fiscal years 2009 and beyond.

Based on our analysis, we concluded that as of July 1, 2007, the assets in our Other Segment were not impaired.

We reexamined our assessment as of December 31, 2007 and concluded again that no impairment charge was necessary.  Although we had seen a fourth quarter fiscal 2007 decline in pet treat resin sales, we had experienced 13% and 2% improvements, respectively, in pet treat resin sales during the first and second quarters of fiscal 2008. We were experiencing annualized sales at a rate of approximately 50% of where we had expected to be at the time, but we were still negotiating with an existing bio resin customer to produce pet treat resin products for them and saw no need to change our expectations with respect to future sales of pet resins.  We also noted that sales of our biopolymer products for the second quarter of the current fiscal year had increased by 78% over sales in the first quarter. At that point, a primary reason that our actual results lagged our projections was significant increases in commodity prices since July 1. In June 2007, the December futures price for wheat, the principal raw material for our pet treat resins and biopolymers, was $6.18 a bushel; by December 30, 2007, the spot price for wheat was $8.59 a bushel. However, we concluded that these prices represented record highs and that commodity prices would return to more normal levels near or shortly after the end of fiscal 2008.  Our assumptions regarding other raw material input costs, primarily natural gas, remained unchanged from June 2007.  We also note that we had settled our litigation with a major customer and had received a settlement of $8.0 million.  After deducting related professional fees of $954,000, we realized a net gain on settlement of litigation of $7,046,000.  We excluded this gain from the Other segment for purposes of our segment reporting for our Form 10-Q for the quarter ended December 30, 2007 even though the settlement enabled us to recover some of the cost of investments in our pet treat resin assets.

In connection with the preparation of our quarterly report for the quarter ended March 31, 2008, we are again performing an assessment for impairment of our Other Segment assets.  In connection with this assessment, we will take into account the fact that we have recently decided to cease R&D activities on pet products and have reduced staffing in the pet product area.  We also have noted the following:

•      Two of our existing pet customers have excess inventories resulting, we believe, from the downturn in the economy, and we therefore expect reduced sales to them in coming quarters. In addition, our negotiations with our existing biopolymer customer have yielded no results.

•      Customers with whom we had contracts with at June, 2007 have not met expected target volumes as outlined in their contracts.

•      Contrary to our expectations at December 2007, commodity prices continue to rise.  At March 31, 2008, the futures prices for wheat ranged from $9.60 to $10 a bushel, nearly twice our intial assumption and approximately 40% higher than the actual average price paid year to date at December 30, 2007.   We have now concluded that the current trend of rising commodity prices may continue for the foreseeable future. We are unable to pass these increased costs on to certain of our customers with whom we are contractually bound at prices which are now unfavorable to us.  As a result of these commodity cost trends, we believe our customer base for these products is migrating away from a wheat based protein resin to a less expensive corn starch resin.

Although we have not completed our assessment, we anticipate that the change in circumstances will cause us to revise our estimates downward and that, as a result, we may record an impairment loss for the quarter ended March 31, 2008, related to equipment used to produce our pet treat resins.

Item 9A.  Controls and Procedures

Evaluation of Controls and Procedures, page 71

6.     We note your response to prior comment number 11 and reissue and clarify the comment.  We note that your President and Chief Financial Officer concluded your disclosure controls and procedures “were adequately designed and operating effectively to ensure that material information relating to the Company would be made known to them by others within the Company.”  Please revise your future filings to clearly state whether your disclosure controls and procedures were effective (or not effective) without limiting the definition in Exchange Act Rules 13a-15(e) or 15d-15(e).

We will include the following disclosure in the Evaluation of disclosure controls and procedures under Item 4 of our Quarterly Report on Form 10-Q for the period ended March 31, 2008.  We will make similar disclosure in future filings.

As of the end of the quarter ended [Date], our Chief Executive Officer and Chief Financial Officer have each reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have each concluded that our current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Form 10-Q for the period ended December 31, 2007

Note 5.  Operating Segments, page 8

7.     We note your response to prior comment number 13 with respect to your conclusion to separately report your Other segment.  Please address the following additional comments:

•      Further explain how you determined that the Other Segment meets the criteria of an operating segment pursuant to paragraph 10 of SFAS 131.  Specifically, clarify whether the operating results from this segment are regularly reviewed by your chief operating decision maker (“CODM”) for purposes of allocating resources to the segment and assessing performance.  Please explain in detail how often your CODM reviews the operating results of this segment.

Our CODM has consisted of our chief executive officer and our chief operating officer. Until recently, these positions were held by separate individuals but effective March 5, 2008, our COO became our CEO. Operating results from each of our Segments, including our Other Segment, are reviewed by our CODM monthly for purposes of allocating resources to the segment and assessing performance.  The monthly review consists of a regular monthly meeting involving our CEO, who is currently responsible for our Ingredient Solutions Segment, the Executive Vice President of our Distillery Products Segment, and the general manager of our Other segment, who is responsible for the combined operations of pet products and biopolymers.  Additionally, the CFO, the Corporate Controller, our platform managers (often referred to as “product managers” in other companies)  and other members of management possessing certain expertise or knowledge attend these meetings.    Accordingly, we concluded that the Other segment met the criteria of an operating segment pursuant to paragraph 10 of SFAS 131 because it is a component of our business

a.     through which we engage in business activities from which we earn  revenues and incur expenses,

b.     whose operating results are regularly reviewed by  our chief operating decision maker (CEO/COO) who makes decisions about resources to be allocated to the segment and assesses  its performance, and

c.     for which discrete financial information is available.

•      Explain in further detail how you changed your internal structure that caused you to report the Other Segment.  We understand that you now have an individual that is given primary responsibility of the plant based biopolymers and pet products.  Please clarify how this differs from your internal organization prior to the restructuring.  Explain whether there were any individuals responsible for these product lines prior to the restructuring.

Our former Ingredients segment was managed by our COO, who subsequently has become our CEO.  As a result of the restructuring, the general manager of our pet and biopolymer products now has primary responsibility for managing our Other Segment.

•      Your response clarifies that you internally report results for distillery products, food products, pet treat resins, plant based biopolymers and personal care products.  Please clarify how you determined it is appropriate to report these five components of your enterprise into three operating segments.  In this respect, it appears you are combining food products and personal care products into the Ingredient segment, while the plant based biopolymers and pet products are reported in the Other segment.  Clarify how you determined it is appropriate to aggregate your components in this manner and how it meets the objectives and requirements of SFAS 131.

Previously we included what we refer to as food products, personal care products, pet products and plant based biopolymers in our Ingredients segment.  As we indicated in our last response, we began breaking out our internal reports reviewed by the CODM to show the profitability contributions of the components of our old Ingredients segment, and concluded that we should undertake a review of the manner in which we were reporting our Ingredients segment.  We concluded that pet products and plant based biopolymers did not share with food products and personal care products all of the characteristics specified in paragraph 17 of SFAS 131.  Specifically-

•      Food products and personal care products primarily consist of starches or proteins which are generally sold for human consumption whereas pet products and plant based biopolymers are not.

•      The production processes for certain of our pet products and plant based biopolymers differ from those for food products and personal care products in that our proteins and starches are the raw materials for such products and we use molding technology instead of extrusion technology to make certain of such products.

•      Our customer base and our packaging and shipping methods for pet products and plant based biopolymers include retail customers, unlike our food products and personal care products.

In contrast, we concluded that our food products and personal care products shared the aggregation criteria referred to in paragraph 17. In this regard

•      Both food products and personal care products primarily consist of starches or proteins used for human consumption. Personal care products consist of our starches and proteins that have been hydrolyzed.

•      The production process for food products and personal care products have the same starting point; as noted above, our personal care products consist of our starches or proteins that have been hydrolyzed.

•      Our customers for food products and personal care products are similar in that they generally further process our products.

•      We ship  both food products and personal care products in bulk, as opposed to pre-packaged.

•      Both food products and personal care products are subject to FDA regulation.

We felt it appropriate to combine pet products and plant based biopolymer products in a single segment, which we call our Other Segment, because we had designated a manager to be responsible for pet and plant based biopolymer products and because reports of operating results to our CODM and Board treated these products on a combined basis.  Further, although this has not been the case in all interim periods, we note that at year end for the last three fiscal years the products in our other segment on a combined basis did not represent 10% of any of reported revenue, reported profit or loss or combined assets.

We believe that our aggregation of the components of our business in this manner furthers the objectives of SFAS 131, which we understand are to help users of our financial statements better understand our performance, better assess our prospects for future cash flows and make more informed judgments about our enterprise as a whole.

In this regard, we note that revenues related to both pet products and plant based biopolymers are relatively immaterial at this time.  By separating these products categories from our Ingredients segment, we intended to assist users of our statements better understand our food products business, which is the core of our starch and protein business, and to better see what progress we might be making in developing our emerging pet products and plant based biopolymer products business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 19

8.     We note during the quarter ended December 30, 2007 you determined that your valuation allowance related to certain state tax credit carryforwards was no longer appropriate and was therefore removed.  Please clarify why you had originally recorded the valuation allowance and tell us and disclose specifically what factors you considered in concluding the allowance was no longer appropriate.

We first established the reserve during our fiscal year ended June 30, 2005 when we became eligible for the Kansas High Performance Incentive Program (“HPIP”).   We had doubts at the time that we could meet the training and documentation requirements for the HPIP.   Accordingly, we determined that a valuation allowance should be recorded against the credits until they were realized upon certification and the generation of sufficient taxable earnings.

In preparing our 10-Q for the period ended December 30, 2007, we considered the following factors in determining whether or not a valuation allowance was still appropriate against HPIP credit carryovers.  First, because the credits are subject to an annual recertification process in which certain wage base and training requirements must be met, we considered whether it was more likely than not we could meet these requirements.  Second, because sufficient taxable income must be generated to absorb the credits in the 10 year carryforward period of the credits, we considered whether it was more likely than not that we would have sufficient taxable income to utilize the carryforwards. Based on our analysis as of December 31, 2007, we concluded it was more likely than not that the credits would be available to us.

One reason for the different results of our analysis at December 31, 2007 and prior periods is that we implemented significantly improved training and related record keeping practices during the 1st and 2nd quarters of fiscal 2008.  For example, our corporate-wide Safety and Environmental Management System (“SEMS”) training program, which was implemented in the second quarter of fiscal 2008, represents an unprecedented training initiative to develop sustainable consistent production operations.  This training initiative, combined with improved, more robust documentation practices, was critical to the annual recertification process required by the State of Kansas to be eligible to utilize credits generated in prior years.   This was confirmed during the annual recertification for fiscal 2008 completed at the beginning of the 3rd quarter of fiscal 2008.  Based on our new commitment to training and improved record keeping practices, we changed our assessment and now believe that it is more likely than not that we will be able to continue meeting the training requirements of the recertification process.  This represents a change in our analysis from prior years.

In addition, as of the close of the 2nd quarter of fiscal 2008, we were seeing improvements in both our Ingredient Solutions Segment and our Other Segment notwithstanding unprecedented grain prices (which comprise approximately 70% of our cost of sales on average).  Based on those improvements we were more comfortable with concluding that there was a more likely than not chance of realizing the benefits of the credit against future taxable earnings for the State of Kansas during the life of the credits.

Cash Flow Information

Operating Cash Flows, page 23

9.     We note the increase in your inventories of $13 million was primarily due to increasing raw material costs and the associated impact in finished goods.  Please quantify the specific factors behind the inventory increase, including raw material costs, product mix issues, and any other factors contributing to the increased inventory balance.

Of the $13.0 million change in inventory, $6.9 million was related to increased raw material costs, $3.8 million was related to increases in volume and $2.3 million was related to increased inventories of maintenance and supply materials.  Of the combined $10.7 million change in inventory related to price and volume, $9.1 million was in finished goods that we were withholding from the market to wait for more favorable pricing.

During the third quarter of fiscal 2008, we implemented improved inventory reporting and analysis procedures that enable us to more adequately indentify inventory trends.  We will incorporate these procedures as part of our discussion of inventory and liquidity in future periods.

Financial Covenants, page 25

10.   Please disclose if you are currently in compliance with the covenants in your various loan and capital lease agreements in future filings.

We advise the staff that MGP Ingredients, Inc is in compliance with all covenants related to loan and capital leases.  We will disclose such compliance in future filings.

Thank you for your comments.  Please call me at 913-360-5229 if you have any questions about our responses.

Sincerely,

MGP Ingredients, Inc.

By	/s/ Robert Zonneveld
Robert Zonneveld
Chief Financial Officer